Mail Stop 4561

November 30, 2009

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	TechTeam Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 8-K filed November 9, 2009
File No. 0-16284

Dear Mr. Krikorian:

Thank you for your letter dated November 13, 2009, resulting from a review by the Securities and Exchange Commission (“SEC” or “Commission”) of TechTeam Global, Inc.’s (“Company”) response letter dated October 23, 2009 related to the Commission’s initial comment letter dated September 24, 2009.

This letter is in response to your comment letter dated November 13, 2009.  This response letter is structured in a manner to facilitate the SEC’s review, whereby the staff’s comments below are in bold, with the corresponding response set forth immediately following the applicable comment.  Where applicable, we have also included any additional disclosures or other revisions that will appear in the Company’s future filings with the Commission.  Please note that the prepared disclosures included in this response have been drafted based upon the information available as of the date of this response letter, unless otherwise noted.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III

Item11. Executive Compensation, page 81 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)

Compensation Discussion and Analysis

Elements of Executive Compensation

Performance-based Cash Bonus, page 16

Comment 1

We note your response to prior comment 6.  However, your disclosure in setting target performance bonuses does not appear to be only a review of broad based survey data for more general purposes, consistent with Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.  Rather, you disclose that the target bonus is based on job responsibilities and independent peer group data received from outside compensation consultants in 2006.  Your objective was to set bonus targets such that total annual cash compensation was within the middle range of peer group companies.  Consistent with your disclosure, please disclose the peer companies whose data you analyzed in setting these bonus targets, and how such peer companies were selected.

Response 1

We have re-examined the information utilized by the Compensation Committee of the Board of Directors in setting target bonuses in 2008 for named executive officers.  It is apparent that, as of the date we filed the 2009 proxy statement, we misunderstood the distinction between using peer group data for benchmarking purposes and using broad-based third party survey data.  We hereby reconfirm that the Compensation Committee utilizes broad-based third party survey data to obtain a general understanding of current compensation practices for named executive officers, and it did not utilize peer company data for benchmarking purposes with respect to setting target bonuses or otherwise with respect to 2008 compensation of named executive officers.  Accordingly, we do not have peer company data to provide the Commission.

The Company will ensure that its disclosures regarding information obtained from compensation consultants utilized in setting compensation for named executive officers is correct in its future SEC filings.

Item13.  Certain Relationships and Related Transactions, and Director Independence, page 82 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)

Certain Relationships and Related Transactions, page 28

Comment 2

In response to prior comment 8 you disclose that at the time you entered into the Master Services Agreement (MSA) with Rainmaker Systems, Inc. Alok Mohan was a director and Chairman of the Board of both companies.  As you disclose in response to prior comment 1, you signed this agreement in 2008, and in May 2009, Rainmaker began providing support for the company’s customers, including Ford Motor, through 86 support technicians.  It would appear that the fees payable to Rainmaker under this contract as proposed should exceed $120,000, and thus it appears that this contract should have been disclosed as a related party transaction.  Please revise your disclosure in future filings or advise.

Response 2

For purposes of clarity, the Master Services Agreement (“MSA”) had no attributable value when it was originally signed in May 2008 until further agreement was reached in April 2009 with respect to the servicing of various customers through 86 support technicians.  However, the Company agrees that the value of such proposed transaction, as of the filing of the 2009 proxy statement, was in excess of $120,000.  Therefore, the Company acknowledges that Rainmaker contract should have been disclosed as a related person transaction and the Company will revise its future disclosures in this regard to the extent applicable.

Comment 3

In response to prior comment 8 you disclose that director Alok Mahon disclosed his relationship with Rainmaker Systems, Inc. to the board on April 24, 2009, and recused himself from any consideration of the agreement with Rainmaker.  Please clarify when the Master Services Agreement (MSA) with Rainmaker was approved by your Audit Committee, as your response to prior comment 1 indicated that this agreement was entered into in 2008.  Please also clarify the company policies that guide your Audit Committee in reviewing related party transactions, including the agreement with Rainmaker which you cite as an example.  We note that in your response you cite company policy and general fiduciary duties as guiding your Audit Committee, without discussing the substance of any such policies.

Response 3

Initially, we note that there was a typographical error in our October 23, 2009 response.  The meeting of the Board of Directors referenced as having occurred on April 24, 2009 actually occurred on April 24, 2008.

The Audit Committee approved the MSA on May 13, 2008.

As noted previously, the Audit Committee is responsible for the approval of related person transactions.  To date, the Audit Committee does not have a formal policy enumerating the requisite approval considerations for related person transactions.  However, based on past approvals and discussions, the Audit Committee has a body of general principles that it confirms prior to the approval of any related person transaction, including that:  (1) the proposed transaction has been fully disclosed in a timely manner to the appropriate persons in accordance with the Company’s Code of Business Conduct; (2) the related person has not and will not have significant involvement or otherwise exert influence in negotiation of the transaction on behalf of the Company or the third party; (3) the Audit Committee has had an opportunity for full and fair discussion of the transaction outside the presence of the related person; and (4) the Company's involvement in such transaction will be on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and is in the best interests of the Company and its stockholders.

The Company will revise its future disclosures to clarify the foregoing approval policy to the extent applicable.

Item15. Exhibits and Financial Statement Schedules

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Comment 4

We note your response to prior comment 9.  However, we reissue our prior comment, as currently your auditor has not filed its consent to the incorporation by reference of its report on your financial statements for the fiscal year ended December 31, 2008, which is incorporated into registration statements Nos. 333-04731, 333-04733, 333-52565, 333-118694, and 333-145248.  Please also revise your Form S-8 filed March 17, 2009 to include a signed auditor’s consent.

Response 4

Upon conclusion of the Commission’s comments arising out of the Commission’s original comment letter dated September 24, 2009, the Company will file a Form 10-K/A and Form S-8/A to include the auditor’s conformed consents.

Form 8-K filed November 9, 2009

Exhibit 99.1

Comment 5

We note that you have provided a reconciliation of earnings excluding restructuring charges to net income.  Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.  In this respect, you should include a statement of the usefulness of presenting such non-GAAP measures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response 5

The Company will ensure that future disclosure of non-GAAP measures are in full compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

We hope that you will find the responses to the Staff’s comments comprehensive.  If you have any questions or comments with respect to our responses, or require additional information, please feel free to contact me at (248) 263-5657.

Very truly yours,

/s/ Gary J. Cotshott
Gary J. Cotshott
President and Chief Executive Officer

c:	Melissa Walsh, Staff Accountant
Kevin Dougherty, Staff Attorney

Barbara C. Jacobs, Assistant Director
Margaret M. Loebl, Vice President, Chief
Financial Officer and Treasurer
Michael A. Sosin, Vice President, Secretary
and General Counsel
Donald M. Genotti, Corporate Controller
Michael S. Ben, Honigman Miller Schwartz and Cohn
Charles L. Norman, Ernst & Young
Richard R. Widgren, Audit Committee Chairman